EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
In millions	September 30, 2018	October 1, 2017
Earnings
Income before income taxes	$2,043	$1,769
Add
Fixed charges	140	117
Amortization of capitalized interest	2	1
Distributed income of equity investees	115	99
Less
Equity in earnings of investees	271	265
Capitalized interest	2	4
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	10	(1)
Earnings before fixed charges	$2,017	$1,718

Fixed charges
Interest expense(1)	$82	$57
Capitalized interest	2	4
Amortization of debt discount and deferred costs	1	2
Interest portion of rental expense(2)	55	54
Total fixed charges	$140	$117

Ratio of earnings to fixed charges(3)	14.4	14.7
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.